

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2021

Lucy Lu, M.D.
President & CEO
Avenue Therapeutics, Inc.
1140 Avenue of the Americas, Floor 9
New York, New York 10036

> **Re: Avenue Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 28, 2021**
> **File No. 333-259850**

Dear Dr. Lu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dillon Hagius at 202-551-7967 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mark F. McElreath, Esq.